UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

(Commission File No. 001-38215)

NUCANA PLC

(Translation of registrant’s name into English)

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Other Events

On June 2, 2025, NuCana plc (the “Company”) issued a press release announcing its first quarter 2025 financial results. The Company’s unaudited condensed consolidated financial statements as of March 31, 2025 are attached as Exhibit 99.1 and are incorporated by reference herein. The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Supplemental Risk Factors are attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively, and are incorporated by reference herein. The press release is attached as Exhibit 99.4 hereto and is incorporated by reference herein.

The information in this Report on Form 6-K and in the attached Exhibits 99.1, 99.2, and 99.3 shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Number 333-223476 and File Number 333-248135), and related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in the attached Exhibit 99.4 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibits

Exhibit	Description

99.1	Unaudited Condensed Consolidated Financial Statements as of March 31, 2025 and for the Three Months Ended March 31, 2025 and 2024

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2025 and 2024

99.3	Supplemental Risk Factors

99.4	Press Release dated June 2, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NuCana plc

By:	/s/ Hugh S. Griffith
Name:	Hugh S. Griffith
Title:	Chief Executive Officer

Date: June 2, 2025